Austerlitz Acquisition Corporation I

1701 Village Center Circle

Las Vegas, NV 89134

February 23, 2021

VIA EDGAR

Jonathan Burr

Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Austerlitz Acquisition Corporation I (the “Company”) Registration Statement on Form S-1 (Registration No. 333-252932)

Dear Mr. Burr:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252932) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on February 25, 2021 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Alexander Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 and that such effectiveness also be confirmed in writing.

Very truly yours,

Austerlitz Acquisition Corporation I

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	General Counsel and Corporate Secretary

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch, Esq.

Davis Polk & Wardwell LLP
Derek J. Dostal, Esq.
Deanna L. Kirkpatrick, Esq.